

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 2, 2008

Mr. Nelson Chai
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

 RE: Form 10-K for the year ended December 28, 2007
    File No. 1-7182

Dear Mr. Chai:

 We have reviewed your Form 10-K for the year ended December 28, 2007 and your response letter dated March 7, 2008. We have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Environment, page 31

2. Given current concerns regarding auction-rate securities, as well as recent lawsuits
    brought against sellers of these securities, please consider disclosing your risks and
    exposures to these securities, including whether you currently hold any of these
    securities. Please consider disclosing the actual amounts of your gross and net
    exposures, as well providing any additional disclosures that will provide insight on
    your exposures. In addition, please consider disclosing your exposure to legal matters
    as a seller of these securities.

Financial Statements

Notes to the Financial Statements

Note 2. Segment and Geographic Information

Segment Information, page 102

3. Please address the following regarding the amounts included in the corporate column
    in your table of business segment information:

    •   Please expand the disclosures included in note 2 to your table of segment
        information to provide a comprehensive explanation of the amounts included in
        the corporate column for each period presented. Please also disclose why these
        amounts were not allocated to the other reportable segments;

    •   Please provide a description of the amounts included in corporate in your
        description of your current business segments on page 21 of MD&A;

    •   Please discuss the business reasons for fluctuations in these corporate amounts in
        MD&A subsequent to your discussion of results of operations by segment on page
        22 for each period presented. For example, please discuss the reasons for the
        significant decrease in corporate non-interest revenue from 2006 to 2007, which
        led to negative non-interest revenue, as well as the increase in corporate net
        interest profit from 2006 to 2007; and

    •   Your explanation in note 2 to your table of segment information indicates that
        certain amounts, including those related to hybrid financing instruments, may
        have been allocated differently in different periods. If so, please clearly disclose
        in the notes to the financial statements and in MD&A which amounts have been
        allocated differently, the actual dollar amounts related to the different allocations,
        and why the amounts have been allocated differently.

Note 3. Fair Value and Trading Risk Management

Trading Risk Management
Concentration of Risk to Financial Guarantors, page 111

4. It appears from articles in the press that a financial guarantor is attempting to
    terminate seven existing credit default swaps, which represent potential obligations of
    the guarantor of approximately $3.1 billion. Your disclosures on page 111 state that
    you have taken a credit valuation adjustment of $2.6 billion related to certain
    financial guarantors as well as a $0.5 billion credit valuation adjustment on other
    credit derivatives with financial guarantors. Please tell us whether these credit
    valuation adjustments relate to the seven credit default swaps. If so, please tell us the
    amount associated with these seven credit default swaps. Please tell us whether
    additional financial guarantors have attempted to terminate existing credit default
    swaps or other credit derivatives. If so, please help us understand and disclose the
    potential impact the termination of these credit default swaps or credit derivatives
    could have on your financial results.

Note 6. Securitization Transactions and Transactions with Special Purpose Entities

Variable Interest Entities, page 120

5. You disclose that the increase from December 29, 2006 to December 28, 2007 of the
    total and net asset size in the table for Loan and Real Estate Variable Interest Entities
    is a result of your inability to sell mortgage related securities because of illiquidity in
    the securitization markets. Your inability to sell certain securities disqualified the
    VIEs as Qualified Special Purpose Entities thereby resulting in your consolidation of
    the VIEs. Please consider expanding your disclosure to address any further risks and
    exposures you could have related to VIEs that may be disqualified as QSPEs due to
    illiquidity issues in the particular market and result in you having to consolidate the
    VIEs.

Note 11. Commitments, Contingencies and Guarantees

Litigation, page 133

6. You provide a general discussion of your accounting for all legal matters pursuant to
    SFAS 5, which is followed by a description of specific legal matters. In light of the
    recent additional legal actions, which include mortgage-related actions, please also
    provide the disclosures required by SFAS 5 for each of the specific legal matters
    listed. We remind you that paragraph 9 of SFAS 5 states that in some circumstances
    it may be necessary to disclose the amount accrued for the financial statements not to
    be misleading. If an exposure to loss exists in excess of amounts accrued and it is

reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made for each legal matter. Please refer to paragraph 10 of SFAS 5.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief